BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783



28 July 2003


03029192

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

pp **Alison Livesley**
Head of Investor Relations

dlw 8/12

BAA

Embargoed until 0700 hours Monday 28 July 2003

BAA RESULTS
FOR THE THREE MONTHS TO 30 JUNE 2003

BAA, the international airports group, today reported a lower profit for the first quarter of the year to 30 June, but said that it had started to see an improvement in passenger growth and revenues towards the end of the period.

"This has been a challenging quarter for BAA and for the whole aviation industry, but the outlook is more favourable," said Mike Clasper, BAA Chief Executive. "We are now almost at the end of the huge investment in security-related recruitment and expenditure, which followed the tragedy of September 11, and we are on course to meet our targets for the year."

At the operating level, the UK airports business reported profit of £136 million, a decline of 5.6%. This primarily reflects the investment in an additional 1,000 security staff recruited between 11 September 2001 and 31 March 2003.

In the quarter, traffic at BAA's UK airports grew by 2.2% to 32.7 million passengers. A decline of 2.2% at Heathrow was offset by strong growth at Stansted, Edinburgh, Glasgow and Southampton. This reflects the impact of global economic weakness, the Iraq War and the SARS epidemic, which depressed overall levels of traffic growth, and had a disproportionate negative effect upon long-haul business at Heathrow. BAA said that it was now predicting passenger traffic growth for the whole year of around 4% at its south-east airports, although traffic at Heathrow is expected to be flat.

Mf.../

Corporate Affairs
130 Wilton Road, London SW1V 1LQ



The quarter also included a strong performance from UK airport retailing, which pushed net retail income 3.2% higher to £130 million. Net retail income per passenger rose 0.8% to £3.99.

At the pre-tax level, profit was down, year on year, by 11.2% to £127 million, impacted by the expected effects of the FRS17 accounting standard on pension costs.

The Terminal 5 project remains on budget and slightly ahead of its timetable. Capital expenditure in the quarter increased from £162 million to £301 million, of which £151 million was spent on Terminal 5.

"BAA has come through two difficult external events in the first quarter. We have made the investment in the business to deal with a tougher security regime, and continued to invest to improve capacity and service through our capital expenditure programme. We now view the remainder of the year with confidence," said Mr Clasper.

For further information on BAA, see website: www.baa.com

An interview with BAA's Chief Executive, Mike Clasper, reviewing BAA's first quarter is available for viewing from 7.30am (British Summer Time) on BAA's website - www.baa.com/investor.

Ends

Media enquiries: **Caroline Corfield, BAA plc**
Tel: + 44 (0)20 7932 6654

City enquiries: **Alison Livesley, BAA plc**
Tel: +44 (0)20 7932 6692

SUMMARY OF RESULTS

	3 months to 30 June 2003	3 months to 30 June 2002	Change %
Passenger traffic	32.7m	32.0m	2.2
Group revenue	£484m	£472m[1]	2.5
Group operating profit	£148m	£158m	(6.3)
Net retail income[2]	£130m	£126m	3.2
Net retail income per passenger[2]	£3.99	£3.96	0.8
Profit before tax	£127m	£143m	(11.2)
Earnings per share	8.2p	9.3p	(11.8)
Capital expenditure	£301m	£162m	85.8

[1] Restated to reclassify £5 million of airline marketing support costs as a reduction in revenue, previously reported as an operating cost.
[2] See definitions on page 4

BAA plc, the international airport group, today announced that SARS and the conflict in Iraq had adversely impacted profit before tax for the first quarter to 30 June 2003 by an estimated £15 million. These two global events disproportionately affected Heathrow (which delivers the highest yields), where traffic was down 2.2%, compared to traffic growth of 2.2% across the seven UK airports.

The modest revenue growth derived from the 2.2% increase in passenger volumes was offset by the planned investment in safety and security, and related airport operating costs, and the £13 million adverse effect of pension costs accounted for in accordance with FRS17. Consequently profit before tax for the first quarter was £127 million (30 June 2002: £143 million), a decrease of 11.2%.

Earnings per share decreased by 11.8% to 8.2 pence (9.3 pence).

OPERATING AND FINANCIAL REVIEW

UK airports

In the three months to 30 June 2003, traffic at BAA's UK airports increased by 2.2%, to 32.7 million (32.0 million) passengers. Growth was strongest at Southampton and Stansted. The start of low fare services from Southampton increased traffic by 51%. Passenger

Mf.../

numbers were 0.35 million (2.2%) lower at Heathrow, compared to the same period last year, as a result of SARS, on going Middle Eastern conflict and terrorism and the impact on business travel of the general economic downturn. Airport charges income was helped by the approved price rises at Heathrow and Gatwick, but was diluted by the lower proportion of international passengers at Heathrow. The net effect was a 6.4% increase to £183 million (£172 million restated) in UK airport and other traffic charges revenue.

UK airport retailing, including World Duty Free Europe, performed well, despite the impact of reduced passenger volumes at Heathrow, particularly the high spending passengers at Terminals 3 and 4. In the first quarter, net retail income[1] was up 3.2% to £130 million (£126 million), with net retail income per passenger[2] up 0.8% to £3.99 (£3.96).

UK airport operating profit, excluding World Duty Free Europe, was down 5.6% to £136 million (£144 million). This reflects primarily the anticipated investment in security (as part of the continuing significant recruitment of security staff), additional maintenance costs (focused on safety and improving passenger facilities), depreciation and insurance.

World Duty Free Europe's operating profit was £5 million (£5 million), a strong performance given the reduction in volume of Far East passengers in the quarter due to the SARS epidemic.

International airports

BAA's interests in 12 international airports generated revenue of £16 million (£19 million) and operating profit of £3 million (£3 million). The revenue reduction reflects the disposal during 2002/03 of the Naples airport ground handling business.

Heathrow Express

Heathrow Express' operating profit was £2 million (£2 million) on revenue of £16 million (£16 million). Heathrow Express passenger numbers for the three months were down 6.9%, reflecting the reduced passenger numbers at Heathrow airport and the closure of the service over the Easter period for Network Rail maintenance of the Paddington main line.

---

[1] UK airports net retail income is defined as the revenues received directly from third party retail operators, the concession fee paid to the airports by World Duty Free and World Duty Free's operating profit from duty free retail operations across the seven UK airports.

[2] Net retail income per passenger is net retail income divided by the number of passengers (excluding helicopter passengers)

BAA Lynton

BAA Lynton's operating profit was down £1 million to £4 million on revenue of £4 million (£5 million) as a result of reduced rental income following the property sales last year, in line with Lynton's strategy.

Interest and finance charges

The Group's net interest charge for the three months, excluding joint ventures but before capitalised interest, was £36 million (£31 million). Capitalised interest was £15 million (£5 million) as a result of the capitalisation of interest on all Terminal 5 expenditure from 1 December 2002. No finance charge or income (finance income of £11 million) was recorded, in line with FRS17.

Taxation

Based on an estimated tax rate of 31% (31%) for the year, the tax charge for the three months was £39 million (£44 million).

Cashflow and borrowings

The overall cash outflow (before use of liquid resources and financing) amounted to £132 million (£18 million), mainly reflecting the increased capital investment.

Capital expenditure

Group capital expenditure for the three months, excluding capitalised interest, was £301 million (£162 million) of which £151 million was in respect of Terminal 5. At Heathrow, we continued to make very good progress on the Terminal 5 site. Other current airport projects include the segregation of piers as an enhanced security measure at Gatwick South Terminal and Heathrow Terminal 3.

COMMENT BY BAA CHIEF EXECUTIVE, MIKE CLASPER

Outlook

"Despite the modest traffic growth during the first three months of the current year, the Company expects overall passenger traffic to grow by approximately 4% during the year. At the

south east airports, traffic at Heathrow is expected to be flat compared to the prior year, at Gatwick to grow by around 3 to 4% and at Stansted to increase by over 10%. The 7% increase in operating expenditure reflects primarily the additional investment in security and maintenance needed not only to meet security standards but also to provide an improved quality of service to passengers. Most of the additional security staff required for the summer season are now in place.

"I set out in BAA's annual report the three key challenges I see facing the business in the years ahead. These are managing our capital investment programme wisely, securing the framework for the longer-term expansion of our UK airports and responding to customer expectations. We have made progress on all of these:

Capital investment programme

"The dry summer weather has enabled us to press ahead with Terminal 5, our largest capital project. Both bores of the tunnel connecting the site with the existing central terminal area were completed in June, and we have now started work on the main above ground structures. We continue to be slightly ahead of our programme and costs remain on budget.

Future airport capacity

"The consultation period for the government's plans for future airport capacity ended on 30 June 2003. BAA submitted its views on 12 May. The government has received around 200,000 responses to its consultation; it is now using these to develop its policy and has promised a White Paper before the end of the year. The consensus seems to be behind Alistair Darling's, Secretary of State for Transport, statement that "doing nothing is not an option". However, local communities are understandably concerned about impacts of future runways.

Our customers

"Day to day, we have to continue to deliver quality, service and value to our airline customers and the passengers who use our airports. Safety and security are always paramount. The immediate priority of our management teams at the airports is to improve the smoothness of security checks, deliver the capacity and quality of facilities our customers need and continue to provide the services that underpin our excellent retail results."

SEGMENTAL SUMMARY

Excluding joint ventures

	Revenue to 30 June 2003 £m	Revenue* to 30 June 2002 £m	Operating profit to 30 June 2003 £m	Operating profit to 30 June 2002 £m
Airports - UK and overseas	375	363	138	146
World Duty Free Europe – UK airports	87	86	5	5
Rail - Heathrow Express	16	16	2	2
BAA Lynton	4	5	4	5
Other	2	2	(1)	---
Total – continuing operations	**484**	**472**	**148**	**158**
Discontinued operations	---	---	---	---
TOTAL	**484**	**472**	**148**	**158**

* restated to reclassify £5 million of airline marketing support costs as a reduction in revenue, previously reported as an operating cost

BAA plc
EMBARGOED UNTIL 07:00 HOURS 28 JULY 2003

BAA plc RESULTS FOR THREE MONTHS ENDED 30 JUNE 2003

Consolidated profit and loss account for the three months ended 30 June 2003

Year ended 31 March 2003 £m		30 June 2003 £m (unaudited)	30 June 2002 restated (see note 5) £m (unaudited)
1,911	Continuing operations	486	474
22	Discontinued operations	-	15
1,933	**Revenue** - group and share of joint ventures	486	489
(9)	Less share of joint venture revenue - continuing operations	(2)	(2)
(15)	Less share of joint venture revenue - discontinued operations	-	(15)
1,909	**Group revenue**	484	472
(1,322)	**Operating costs**	(336)	(314)
582	Continuing operations	148	158
5	Discontinued operations	-	-
587	**Group operating profit**	148	158
3	Share of operating profit in joint ventures - continuing operations	1	1
7	Share of operating profit in joint ventures - discontinued operations	-	2
1	Share of operating profit in associates - continuing operations	-	-
598	**Total operating profit**	149	161
14	Profit on the sale of fixed assets in continuing operations - exceptional item	-	-
612	**Profit on ordinary activities before interest**	149	161
1	Income from other fixed asset investments	-	-
(108)	Net interest payable - group	(21)	(26)
(7)	Net interest payable - joint ventures	(1)	(3)
(1)	Net interest payable - associates	-	-
41	Other finance income - group	-	11
538	**Profit on ordinary activities before taxation**	127	143
(162)	Tax on profit on ordinary activities	(39)	(44)
376	**Profit on ordinary activities after taxation**	88	99
(2)	Equity minority interests	(1)	(1)
374	**Profit for the period attributable to shareholders**	87	98
(202)	Equity dividends	-	-
172	**Retained profit for the group and its share of joint ventures and associates**	87	98
35.3p	**Earnings per share**	8.2p	9.3p
34.0p	**Earnings per share before exceptionals**	8.2p	9.3p
34.0p	**Diluted earnings per share**	7.9p	8.9p

Statement of total recognised gains and losses for the three months ended 30 June 2003

Year ended 31 March 2003 £m		30 June 2003 £m (unaudited)	30 June 2002 £m (unaudited)
374	Profit for the period attributable to shareholders *	87	98
156	Unrealised surplus on revaluation of investment properties	-	-
(7)	Reversal of revaluation surplus on investment property transferred to operational assets	-	-
(1)	Share of associate's unrealised deficit on revaluation of investment properties	-	-
5	Revaluation of assets previously held within joint ventures at cost, net of deferred tax	-	-
(722)	Actuarial gain/(loss) relating to net pension liability/asset	20	(226)
217	Deferred tax associated with actuarial (gain)/loss relating to net pension liability/asset	(6)	68
1	Currency translation differences on foreign currency net investments	2	(1)
23	Total recognised gains and losses relating to the period	103	(61)

* Including joint ventures and associates of £nil (30 June 2002: £nil; 31 March 2003: profit of £3m).

Consolidated balance sheet as at 30 June 2003

31 March 2003 £m		30 June 2003 £m (unaudited)	30 June 2002 restated (see note 8) £m (unaudited)
	Fixed assets		
10	Intangible assets	10	10
7,802	Tangible assets	8,052	7,078
	Investments in joint ventures:		
75	Share of gross assets	64	52
(72)	Share of gross liabilities	(54)	(40)
30	Loans	20	31
33		30	43
7	Investments in associates	7	6
142	Other investments	143	79
7,994		8,242	7,216
	Current assets		
27	Stocks	28	35
218	Debtors	282	248
876	Short-term investments	887	1,253
280	Cash at bank and in hand	140	157
1,401		1,337	1,693
(812)	**Creditors**: amounts falling due within one year	(897)	(738)
589	Net current assets	440	955
8,583	**Total assets less current liabilities**	8,682	8,171
	Creditors: amounts falling due after more than one year		
(2,299)	Other creditors	(2,289)	(2,326)
(730)	Convertible debt	(731)	(729)
(3,029)		(3,020)	(3,055)
	Provisions for liabilities and charges		
	Investments in joint ventures:		
-	Share of gross assets	-	170
-	Share of gross liabilities	-	(214)
-		-	(44)
(552)	Deferred tax	(565)	(510)
(198)	Other provisions	(196)	(8)
(750)		(761)	(562)
(8)	**Equity minority interests**	(8)	(7)
4,796	**Net assets excluding pension asset and pension and other post retirement liabilities**	4,893	4,547
-	Pension asset	-	140
(221)	Pension and other post retirement liabilities	(214)	(10)
4,575	**Net assets including pension asset and pension and other post retirement liabilities**	4,679	4,677
1,070	Share capital	1,070	1,066
3,505	Reserves	3,609	3,611
4,575	**Equity shareholders' funds**	4,679	4,677
£4.28	Net asset value per share	£4.37	£4.39

Consolidated cash flow statement for the three months ended 30 June 2003

Year ended 31 March 2003 £m		30 June 2003 £m (unaudited)	30 June 2002 £m (unaudited)
	Operating activities:		
587	Operating profit	148	158
257	Depreciation	65	63
1	Amortisation	-	-
11	(Increase)/decrease in stocks	(1)	(1)
(29)	Increase in debtors	(66)	(60)
5	Increase in creditors	14	11
(1)	Decrease in provisions	(1)	-
48	Increase/decrease in net pension liability/asset	10	13
879	**Net cash inflow from operating activities**	169	184
2	**Dividends received from joint ventures**	-	-
	Returns on investments and servicing of finance:		
(211)	Interest paid	(39)	(50)
70	Interest received	16	14
1	Dividends received from other fixed asset investments	-	-
(2)	Dividends paid to minority interests	-	-
(142)		(23)	(36)
(144)	**Tax paid**	(24)	(32)
	Capital expenditure and financial investment:		
(680)	Additions to operational assets	(265)	(139)
-	Additions to investment properties	(1)	(5)
9	Sale of operational assets	1	1
63	Sale of investment properties	-	-
(54)	Net reductions in/(additions to) long-term investments	1	9
(662)		(264)	(134)
	Acquisitions and disposals:		
8	Dissolution of joint venture	-	-
41	Disposal of joint venture	11	-
118	Disposal of subsidiary undertakings	(1)	-
(5)	Net cash disposed of with subsidiary undertakings	-	-
162		10	-
(196)	**Equity dividends paid**	-	-
(101)	**Cash outflow before use of liquid resources and financing**	(132)	(18)
	Management of liquid resources:		
48	Cash (placed on)/returned from deposit	(4)	(199)
(84)	Purchase of commercial paper	(7)	(214)
(36)		(11)	(413)
	Financing:		
17	Issue of shares	1	1
298	Net increase in debt	4	488
315		5	489
178	**(Decrease)/increase in cash in the period**	(138)	58

NOTES

1. This statement has been prepared in accordance with the accounting policies applied in the 2002/03 annual report.

2. The interest charge is shown net of capitalised interest in respect of the Group of £15m (30 June 2002: £5m; 31 March 2003: £31m).

3. The taxation charge for the three months ended 30 June 2003 has been based on the estimated effective rate for the full year before exceptionals of 31% (30 June 2002: 31%; 31 March 2003: 31%).

4. The Group's investment properties are included at 31 March 2003 valuations as adjusted for additions and disposals since that date.

5. The accounting policy for the treatment of marketing support, used to promote new routes at Stansted Airport, was amended in the final quarter of 2002/03. Marketing support has, in the current year, been accounted for as a reduction in revenue, having been previously treated as an operating cost. In the directors' opinion this accounting treatment more fairly reflects the nature of these transactions. Prior year figures for the first quarter have been restated to reflect this change resulting in a reduction in Stansted's revenue by £5m. There is no impact on group operating profit.

6. Airport fixed assets in the course of construction (excluding capitalised interest) include £1,040m in respect of Terminal 5 at Heathrow Airport (30 June 2002: £415m; 31 March 2003: £896m). The operational assets employed by the vendor of land at Terminal 5 have to be relocated and the present value of the estimated deferred payments to be made over the next 35 years to the vendor in compensation for relocation of £180m (30 June 2002: £nil; 31 March 2003: £187m), is included within fixed assets and other provisions in the balance sheet.

7. Liabilities include net borrowings of £2,051m (30 June 2002: £1,668m; 31 March 2003: £1,918m).

8. FRS 19 "Deferred Tax" was adopted in the year ended 31 March 2002, which required a change to the accounting treatment of deferred tax. This resulted in a prior year adjustment recorded in that year, whereby £404m of deferred tax liabilities were recognised, which had not previously been recorded. During the final quarter of the year ended 31 March 2003, improved interrogation of the fixed asset registers led to the Group identifying that the prior year adjustment for deferred tax was understated by £70m. In the accounts for the year ended 31 March 2003, the recognition of this element of understatement was accordingly also treated as a prior year adjustment. As a result, the balance sheet at 30 June 2002 has been restated as follows:

	Deferred tax provision	**Reserves**
	£m	£m
30 June 2002 - as previously reported	(440)	3,681
Prior year adjustment	(70)	(70)
30 June 2002 restated	**(510)**	**3,611**

This adjustment has not resulted in a change to the reported retained profit for the Group in the three months ended 30 June 2002.

9. Pension and other post retirement liabilities comprise a deficit on the main pension scheme of £202m (30 June 2002: surplus £140m; 31 March 2003: deficit £209m) and provision for unfunded pension obligations and post retirement medical benefits of £12m (30 June 2002: £10m; 31 March 2003: £12m). Both amounts are net of deferred tax. At 30 June 2002 the main scheme was in surplus and was consequently separately disclosed as a pension asset.

10. Holders of US$105m of Loan Notes of World Duty Free Americas, Inc. (now known as WDFA Inc.), which was sold by BAA in October 2001, have issued proceedings against BAA, World Duty Free plc and the purchaser of WDFA Inc., for US$105m and punitive damages, claiming they conspired to convey the assets of WDFA Inc. with the intent of impairing the holders' rights as creditors under the Loan Notes and also that BAA guaranteed the Loan Notes. BAA denies the allegations and appropriate legal advice has confirmed that the claim has no merit. The case is progressing and is expected to be tried this autumn.

11. The information shown for the year ended 31 March 2003 does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985 and has been extracted from the full financial statements for the year ended 31 March 2003, which have been filed with the Registrar of Companies. The auditors have reported on those financial statements; their report was unqualified and did not contain statements under Section 237(2) or (3) of the Companies Act 1985.

By order of the Board of BAA plc
Rachel Rowson
Company Secretary
25 July 2003

To: Alison Livesley
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 28 July 2003

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date